Exhibit 99.1

  TOP IMAGE SYSTEMS LTD.
1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
Israel
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 24, 2014

Notice is hereby given that the Annual Meeting of the Shareholders of Top Image Systems Ltd. (the "Company") will be held at the Company’s offices at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel, on December 24, 2014 at 10 a.m. (local time) (the “Meeting”) for the following purposes (the “Agenda”):

(1)	To elect three directors (other than external directors) until the next annual general meeting of the Company.

(2)	To elect one external director for an additional term;

(3)	To approve the amendment of the Company's Compensation Policy attached as Exhibit A;

(4)
To approve additional compensation for Mr. Izhak Nakar, the Company’s Active Chairman, in addition to the compensation to which he is currently entitled, as further incentive and compensation, in light of the additional responsibilities he has taken on in 2014, to be effective retroactively from January 1, 2014, as follows: (i) 0.25% of the total amount raised by the Company under the F-3 form filed by the Company on January 29, 2014, but no more than US$ 112,500 and (ii) options, under the Company’s share option plan and in accordance with its terms, to purchase 10,000 ordinary shares of the Company (the "Options"). The Options shall vest in two equal parts such that 50% of the Options will vest on December 31, 2014 and the remainder will vest on December 31, 2015. The exercise price per share of the Options will be equal to the closing price of the Company’s share as of the date of approval of the grant of Options by the general meeting of the Shareholders.

(5)
To extend the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public accountants of the Company until the next annual general meeting of the Company and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the audit committee of the Company (the “Audit Committee”).

(6)	To review the Company’s consolidated Financial Statements for the year ended December 31, 2013.

Shareholders of record at the close of business on November 28, 2014 (the “Record Date” and such holders, “Shareholders”) will be entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

Review of Documents

Prior to the Record Date, the Company published a press release which is available on the website of the U.S. Security and Exchange Commission (the “Commission”) at http://www.sec.gov (the “Distribution Site”) and on the Company's website at www.TopImageSystems.com and made this notice and proxy statement available on the Distribution Site, together with related proxy card and financial statements for the year ended on December 31, 2013. Shareholders of the Company may review a copy of all the documents mentioned herein at the Distribution Site and at Company's offices at the address stated above during regular working hours and subject to prior appointment (Tel: +972-3-7679100). Shareholders are entitled to receive a copy of the proxy statement, and all exhibits thereto, the proxy card, all position notices, the Compensation Policy, and the annual report at their request from the Company.

Voting

Shareholders who do not expect to attend the Meeting in person are requested to print out, mark, date and sign the proxy card posted with the proxy statement and mail it as promptly as possible to the Company’s above-listed address. A Shareholder may also choose to mark, date, sign and mail the proxy card received by mail.

With regard to Resolutions (2) and (3), Shareholders must indicate on the proxy card whether or not they are Controlling Shareholders or have a Personal Interest (as defined in the Companies Law) in the resolution. The votes of Shareholders who do not do so will not be counted.

Submission of Proxy Card

A duly executed proxy card must be received by the Company no later than December 21, 2014 at 10:00 a.m. (Israel time), i.e. 72 hours before the Meeting, in order to be counted in the vote to be held on the Meeting.

Submission of Position Notices

A Shareholder may address the other Shareholders in writing through the Company in an attempt to influence the manner in which the Shareholders will vote with regard to any proposal. Position notices must be submitted to the Company no later than the close of the business on December 10, 2014. Any position notice submitted to the Company at a later date will be ignored.

Voting through Agent; No Internet Voting

A Shareholder may appoint a voting agent to vote in his or her place by way of signing a writ of appointment in accordance with the Company's Articles of Association.

The Company does not allow voting through the Internet.

By Order of the Board of Directors, TOP IMAGE SYSTEMS LTD. Izhak Nakar Active Chairman of the Board of Directors

Date: November 19, 2014

PROXY STATEMENT

TOP IMAGE SYSTEMS LTD.

1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 24, 2014

The Board of Directors (the "Board of Directors") of Top Image Systems Ltd. (the "Company") hereby solicits a proxy for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held at the Company’s offices at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on December 24, 2014 at 10:00 a.m. (Israel time), or at any adjourned date thereof.

VOTING PROCEDURES

Record holders of our ordinary shares as of the Record Date (“Shareholders") who are unable to attend the Meeting in person should print out, mark, date and sign the proxy card (the “Proxy Card”) posted on the website of the U.S. Security and Exchange Commission (the “Commission”) at https://www.sec.gov/edgar/searchedgar/companysearch.html (the “Distribution Site”) together with the notice of Annual General Meeting of Shareholders (the “Notice”) and this Proxy Statement and mail it as promptly as possible to the Company as specified in the Notice. A Shareholder who receives a Proxy Card by mail may, in lieu of printing the Proxy Card from the Distribution Site, complete, date and sign the Proxy Card and return it to the Company in a pre-addressed envelope which is included in the mailing. In all cases, with regard to Resolutions (2) and (3), Shareholders must indicate on the proxy card whether or not they are Controlling Shareholders or have a Personal Interest (as defined in the Companies Law) in the resolution.  The votes of Shareholders who do not do so will not be counted.

Upon the receipt of a properly executed Proxy Card (including with regard to Resolutions (2) and (3), indication on the proxy card whether or not the Shareholder is a Controlling Shareholder or has a Personal Interest in the resolution), no later than December 21, 2014, at 10:00 a.m. (Israel time), i.e. 72 hours before the Meeting, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekel (“NIS”) 0.04 of the Company, (the “Ordinary Shares”) covered thereby in accordance with the instructions of the Shareholders executing the Proxy Card. In the absence of such instructions, the Ordinary Shares represented thereby will be voted in favor of each of the proposals discussed in this Proxy Statement and for each of the nominees for Directors below. Abstentions will be deemed as neither a vote “FOR” nor “AGAINST” a proposal, although they will be counted in determining whether a quorum is present.

 The proxy solicited hereby may be revoked no later than 24 hours prior to the Meeting, by delivering a written revocation to Mr. Lyron Bentovim, CFO and COO of the Company. Such proxy-revoking Shareholder may vote by attending the Meeting, as may a Shareholder who has not delivered a proxy. Directors, Office Holders and employees of the Company may also solicit proxies by telephone, fax, email and personally. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company shall reimburse them for their reasonable out-of-pocket costs to the extent required by applicable law, including applicable NASDAQ rules.

Except with regard to Position Notices described below, the Company will bear the cost of the preparation and publication of its proxy materials and the solicitation of proxies.

SHAREHOLDERS' POSITION NOTICES

The Companies Law provides that, with regard to those matters that may be voted upon by proxy, the Board of Directors or any Shareholder of the Company may address the Shareholders in writing through the Company in an attempt to influence the manner in which the Shareholders will vote (a "Position Notice"). Any Shareholder who desires to submit a Position Notice must submit it to the Company no later than the close of business in Israel on December 10, 2014. The Company may respond to such Position Notices no later than December 15, 2014.

The Company will make all Position Notices which have been submitted in a timely manner available to the public through the Distribution Site. Copies of such Position Notices may also be obtained for no charge at the Company's offices (at the address listed above). The Company will also send to each record holder a copy of each Position Notice timely submitted to it no later than 5 days after it is submitted. The Company will be entitled to reimbursement from a Shareholder who provides a Position Notice for the reasonable cost incurred in sending such Position Notice to the record holders. In case of a Position Notice sent by a Shareholder or Shareholders holding shares of the Company having a value of NIS 12,047.08 or more, (determined according to the closing price of the Ordinary Shares on the day immediately preceding the Record Date, as defined below), the Company will be entitled to reimbursement of up to NIS 240.94 (approximately $65).

INSPECTION OF PROXY CARDS

One or more Shareholders of the Company’s Ordinary Shares representing five percent or more of the total voting rights of the Company and also one or more holders of that percentage of the voting rights not held by a controlling Shareholder (as defined in Section 268 of the Companies Law) will be entitled to inspect Proxy Cards in accordance with the provisions of Regulation 10 of the Israeli Companies Regulation (Proxy Forms and Position Notices) - 2005.

As of November 12, 2014, the number of Ordinary Shares representing 5% of the all voting rights of the Company is approximately 890,803 shares.

As of November 12, 2014, the total number of Ordinary Shares representing 5% of all voting rights of the Company not held by a controlling Shareholder as set forth above is also approximately 890,803 shares.

RECORD DATE QUORUM AND REQUIRED MAJORITY

Only holders of record of Ordinary Shares at the close of business on November 28, 2014 (the "Record Date") are entitled to notice of, and to vote at, the Meeting. On November 12, 2014, 17,816,057 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. All of the Shareholders have the same voting rights.

The attendance at the Meeting of two or more Shareholders, personally, by their representatives or by proxy, who hold in the aggregate 33 1/3% or more of the voting power of the Company will constitute a quorum for the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week, at the same time and place, with no need for any notice to the Shareholders. If there is no quorum present at a postponed meeting, the meeting may be postponed to another date.

Resolutions (1), (4) and ý(5) set forth in this Proxy Statement require a simple majority of the total number of votes cast at the meeting.

Resolutions (2) and (3) require one of the following: a) the majority of the votes at the General Meeting including a majority of the votes of Shareholders who are not Controlling Shareholders or who do not have a Personal Interest in the approval of the Compensation Policy and who are participating in the vote; abstaining Shareholders will not be regarded as having voted, nor will the vote of a Shareholder who did not indicate whether he or she has a Personal Interest be counted or b) the total votes of the opposing Shareholders among the Shareholders mentioned in sub-paragraph a) is not greater than 2% of all the voting rights in the Company (a “Special Majority”).  The Company does not believe that it has any Controlling Shareholders. In all cases, votes may be cast in person or by proxy.

PRINCIPAL SHAREHOLDERS

The following table shows, as of November 12, 2014, certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding and all Directors and officers as a group.

Name	Number of Shares Beneficially Owned		Percentage of Shares(3)
Izhak Nakar	1,789,409	(1)	10.0%
Entities associated with Trident Capital, Inc.	2,346,707	(2)	13.0%
All executive officers and directors as a group	4,528,691		20.3%

(1)	Including 1,562,735 Ordinary Shares of Nir 4 You Technologies Ltd., an Israeli company beneficially owned by Mr. Nakar.

(2)
Consists of (i) 2,102,267 held of record by Trident Capital Fund-V, L.P., a Delaware limited partnership, (ii) 60,846  held of record by Trident Capital Fund-V Principals Fund, L.P., a Delaware limited partnership, (iii) 12,218 held of record by Trident Capital Fund-V Affiliates Fund, L.P., a Delaware limited partnership, (iv) 11,659 held of record by Trident Capital Fund-V Affiliates Fund (Q), L.P., a Delaware limited partnership, and (v)  159,717 held of record by Trident Capital Parallel Fund-V, C.V., a partnership organized under the laws of the Netherland. Trident Capital Management-V, L.L.C, a Delaware limited liability company (“TCM-V”), is the sole general partner of Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P. and Trident Capital Fund V Principals Fund, L.P. TCM-V is the sole investment general partner of Trident Capital Parallel Fund-V, C.V. The members of TCM-V are Donald R. Dixon, Peter T. Meekin, John H. Moragne and Robert C. McCormack (collectively, the “Managers”), together in the case of certain such individuals with their respective family planning vehicles as reported as of July 31, 2014. The Managers of TCM-V share voting and investment power with respect to the shares held by each fund. The address of Trident Capital, Inc. is 505 Hamilton Avenue, Suite 200, Palo Alto, California 94301.

(3)
The percentage of shares is calculated by dividing the number of shares that an individual owns and the number of shares an individual has the right to acquire within 60 days, with the sum of the number of the outstanding shares of the Company and the number of shares that such individual has the right to acquire within 60 days.

REPORTING REQUIREMENTS

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. The Company’s filings are also available to the public on the Commission’s website at https://www.sec.gov/edgar/searchedgar/companysearch.html.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of the Notice and this Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

PROPOSALS ON THE AGENDA OF THE MEETING

1.	PROPOSAL TO ELECT DIRECTORS (OTHER THAN EXTERNAL DIRECTOR)

The Board of Directors presently consists of the following persons:  Izhak Nakar, Ido Schechter, Donald Dixon, Asael (Asi) Karfiol and Osnat Segev-Harel.  Each of Asael Karfiol and Osnat Segev-Harel is an External Director within the meaning of the Companies Law.  Each of Asael Karfiol, Osnat Segev-Harel, and Donald Dixon has been determined by the Board of Directors to be independent and qualifies as an “independent director” within the meaning of NASDAQ Rule 5605(a)(2).

The appointments of Izhak Nakar, Ido Schecter and Donald Dixon will expire at the general meeting on December 24, 2014. The appointment of Osnat Segev-Harel will expire in December 22, 2014 and the appointment of Asael Karfiol will expire on November 24, 2016.

The Board of Directors has recommended the persons named below for election as Directors to serve until the next annual general meeting of the Shareholders.

The following table provides certain relevant information concerning the nominees, including their principal occupations during the past five years and backgrounds:

Nominee	Age	Principal Occupation and Background
Izhak Nakar	62
Izhak Nakar founded Top Image Systems in 1991 and served as Chief Executive Officer & Chairman of the Board of the Company until 2001. Between 2001 and 2009 Mr. Nakar served as a Director in the Company.  Since 2009, Mr. Nakar has served as the Active Chairman of the Board.

Mr. Nakar has co-founded several technology companies including the Company and TopGuard (acquired by Elron Software NASDAQ:ELRN), e-Mobilis and has founded Anir Vision and NIR 4 YOU TECHNOLOGY.  Mr. Nakar served in the Israeli Air Force from 1970 to 1987, where he led various large-scale, highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Bar Ilan University in 1984. Mr. Nakar is a recipient of the “Israel Defense Award,” bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the “Man of the Year Award” in Business and Management (‘95-’96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies. In addition, in 2004, Mr. Nakar was elected as a member of the Board of Israel-Japan chamber of Commerce.

Donald Dixon	67
Don Dixon has served as a director at TIS since July, 2014. Mr. Dixon is also a Managing Director of Trident Capital and co-founded the firm in 1993.

Currently, Mr. Dixon serves also as a director of 2Checkout, AccountNow, Advanced Payment Solutions, Amprius, Neohapsis, Odyssey Logistics, Qualys (QLYS), RoyaltyShare, SivaPower, Tiandi Energy. Mr. Dixon is also on the investment committee of Mustang Ventures, an affiliated China fund of Trident Capital Fund VI. Recently, AlwaysOn recognized Mr. Dixon’s investment success on its “Venture Capital 100” list.

In the past, Mr. Dixon has served as a director of a number of other corporations, many of which were acquired.  One of those was eGistics (acquired by TIS).
In addition to his board work for Trident, Mr. Dixon is Co-Chairman of the Advisory Committee of the Princeton University School of Engineering and Applied Sciences. Mr. Dixon also serves on the Advisory Board of the Harvard Kennedy School Center for Public Leadership.

From 1988 to 1993, Mr. Dixon was Co-President of Partech International, a private equity fund associated with Banque Paribas. Prior to Partech, he was a Managing Director of Alex. Brown & Sons. Earlier in his career, Mr. Dixon was a Vice President of Morgan Stanley & Co. and a Senior Account Officer at Citibank, N.A.

Raised in New Jersey, Mr. Dixon earned his B.S.E. from Princeton University and his M.B.A. from Stanford Graduate School of Business.

Dr. Ido Schechter	54
Dr. Ido Schechter has served as a director of the Company since December, 2005. Dr. Ido Schechter served as the CEO of the Company from January 2002 until December 2013. From January 2001 until he became CEO, Dr. Schechter was Vice President of the Company’s ASP2, an initiative of the Company to offer data collection services via the Internet, using the eFLOW platform solution. Prior to that, Dr. Schechter was the Company’s Vice President of Sales from August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of the Company, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada. Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force. Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel.

The information is based on data provided to us by the relevant director.

During 2014 to date, the Board of Directors met 9 times and acted 3 times by unanimous written consent. Each of the Directors attended (in person or by proxy) no fewer than 75% of those meetings.

Remuneration of Officers and Directors

For the year ended December 31, 2013, Dr. Schechter was paid $530,000 in his capacity as Chief Executive Officer of the Company. That amount included his base salary of $279,000, a bonus of $176,000 for the Company's performance during 2012 and $85,000 paid or reserved for automobile allowance, pension, retirement, severance, vacation or similar benefits. As of July 1, 2014, Dr. Schechter ceased to receive compensation as Chief Executive Officer and has since received compensation as a director at the rates exempted from general meeting approval under the Companies Regulations (Principles Relating Compensation and Expenses to an External Director) – 2000. The Compensation Committee approved the above compensation of Dr. Schechter as of November 18, 2014. The Board of Directors approved the above compensation on the same day.

For the year ended December 31, 2013, the compensation paid, and the value of benefits in kind granted, to Mr. Izhak Nakar, the Active Chairman, was $324,188 in consulting fees. Mr. Nakar does not receive additional compensation as a director.

The compensation paid to all other persons, as a group, who were, at December 31, 2013, Directors or members of our administrative, supervisory or management bodies during that time was $582,000.

In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of each of the nominees listed below.

If any of such nominees is unable to serve, the person named in the Proxy Card will vote the shares for the election of such other nominees as Board of Directors may propose. The nominees have advised that they agreed to serve as Directors if elected.

For each individual nominee to the Board of Directors, the vote will be separate.

RESOLVED, to elect Izhak Nakar, Donald Dixon and Ido Schechter as Directors to serve until the next annual general meeting of the Company.

The Board of Directors recommends that the Shareholders vote “FOR” the election of each of Izhak Nakar, Donald Dixon and Ido Schechter as Directors to serve until the next annual general meeting of the Shareholders.

2.	PROPOSAL TO ELECT ONE EXTERNAL DIRECTOR FOR AN ADDITIONAL TERM

Israeli law requires that the Company have two external directors in office at all times. An external director is appointed for a period of three years that may be extended for two additional three year periods. A person may not be appointed as an External Director if:

•
Such person or his or her relative, partner, employer or any person to which they are directly or indirectly subordinate, or any entity under that person’s control, has or had, on or within the two years preceding the date of such appointment as an external director, any affiliation with the Company, with a Controlling Shareholder at the date of such appointment or their relative,  or with an entity controlling, controlled by or under common control with the Company or, in a company that has no Controlling Shareholder, an affiliation to a person who at the date of such appointment acts as the company’s chairman of the Board, CEO, a principal shareholder or the most senior officer in the financial field. The term "affiliation" includes an employment relationship, a regular business or professional relationship, control, and service as an office holder other than service as a director appointed as an external director in a company offering shares to the public for the first time.

•	Such person's position or business activities create or may create a conflict of interests or interfere with such person's ability to serve in the capacity of an external director.

•	Such person acts as a director of another company in which one of the external directors acts as a director in the Company.

•	Such person is an employee of the securities authority or of the Tel Aviv Stock Exchange.

•
Such person or their relative, partner, employer or any person to which he or she is directly or indirectly subordinate, or any entity under that person’s control, has a professional or business relationship with a person to whom affiliation is prohibited, even if such relationship is not maintained regularly, aside for negligible relationships.

Under the Companies Law and regulations promulgated under it, a person is qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional competence. At least one of the external directors must have accounting and financial expertise.

At the annual general meeting held on December 22, 2011, the election of Ms. Osnat Segev Harel for her first term as an External Director of the Company was approved by the Shareholders. Ms. Segev Harel’s appointment is to expire on December 22, 2014. Therefore, the Board of Directors of the Company recommends that Ms. Segev Harel be appointed as an External Director for her second three-year term. Ms. Segev Harel has declared and warranted to the Company that all the conditions provided by the Companies Law for her appointment have been fully satisfied.

Below is certain relevant information concerning the recommended External Director, including her principal occupation during the past five years:

Nominee	Age	Principal Occupation and Background
Osnat Segev Harel	52
Osnat Segev-Harel, I.D. no 057413114 is an Israeli citizen who resides at 22 Tzur St., Shoham, Israel 60850.

Ms. Segev-Harel has over 15 years of experience in business development for high-tech companies. Since 2013, Ms. Segev-Harel serves part-time as VP Corporate Development for Sapiens International Corporation N.V. and also provides consulting and investment services to early stage high-tech companies. For a number of years prior to 2013, Ms. Segev-Harel served as CMO and VP of business development for Sapiens. From 2005 through 2009 Ms. Segev-Harel served as a director of sales strategy and planning and as director of business development at NICE Actimize Inc. in New York. From 1995 through 2005, she served as business development executive in IBM, Israel, including as an account manager at IBM’s Banking Division.  Prior to that, between 1988 and 1994, Ms. Segev-Harel was a User Interface project leader in Digital Equipment Corporations, Israel.

Ms. Segev-Harel holds a degree in Practical Engineering from the Hadassah College in Jerusalem, a B.Sc. in Futurism from the State University of New York and an MBA from Derby University majoring in Strategy. Ms Segev-Harel has completed a Directors Certification Program at Bar Ilan University. Ms. Segev-Harel possesses professional competence as required by the Companies Law and its regulations.

RESOLVED, to elect Ms. Segev Harel as an External Director to serve for an additional period of three years until December 24, 2017.

The Board of Directors recommends that the Shareholders vote "FOR" the election of Ms. Osnat Segev Harel as an External Director to serve until December 24, 2017.

Approval of this resolution requires a Special Majority.

3.	PROPOSAL TO APPROVE THE AMENDMENT OF THE COMPANY'S COMPENSATION POLICY.

In light of recent organizational changes in the Company, as of November 18, 2014 the Company's Board of Directors, based on the recommendation of its Compensation Committee of the same day, resolved to approve certain changes to the compensation policy in the form attached as Exhibit A to this Proxy Statement (the "Compensation Policy").

The Compensation Committee and the Board of Directors believe that the recent changes in the Company's management, as well as the acquisition of eGistics Corporation in July, 2014, require that certain changes be made to the executive compensation program to address the changes in the responsibilities of officers and their work loads, as well as the change in relevant employment market conditions. By doing so, the Compensation Committee and the Board of Directors seek to ensure that the Company will maintain its ability to attract and retain superior employees in key positions and that the compensation provided to key employees will remain competitive relative to the compensation paid to similarly situated executives of a selected group of peer companies and the broader marketplace from which the Company recruits and competes for talent. The Compensation Committee and the Board of Directors believe that the suggested amendments to the Compensation Policy properly balance the requirements of the Companies Law and the philosophy and objectives described above.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

RESOLVED, to approve the amendments to the Compensation Policy of the Company in the form attached as Exhibit A to this Proxy Statement.

The members of the Compensation Committee and the directors have personal interests in the approval of the amendment of the Compensation Policy because it will govern their compensation, both as directors and - in the case of the Active Chairman  - as a consultant. The Companies Law also requires that the Compensation Policy be approved by the General Meeting of Shareholders, with a Special Majority. In the event the Shareholders do not approve the proposed Compensation Policy, the Company is entitled to adopt it anyway, provided that the Compensation Committee and afterwards the Board of Directors determine, based on detailed grounds and after further discussion of the Compensation Policy, that the approval of the Compensation Policy despite the opposition of the General Meeting, is for the benefit of the Company.

The Board of Directors recommends that the Shareholders vote "FOR" approving the amendments to the Company's Compensation Policy.

Approval of this resolution requires a Special Majority.

4.	PROPOSAL TO APPROVE THE ADDITIONAL COMPENSATION FOR 2014 FOR MR. IZHAK NAKAR, THE ACTIVE CHAIRMAN.

Izhak Nakar currently serves as a Director and as the Active Chairman. Pursuant to Israeli law, the terms of compensation of a director of a publicly traded company, including with respect to such director’s services in other positions or capacities) require approval of the Compensation Committee, the Board of Directors and the shareholders of such company and must be in accordance with the Compensation Policy.

The Shareholders are asked to decide with regard to the following additional terms of compensation for Mr. Nakar.

To approve additional compensation for Mr. Izhak Nakar, the Company’s Active Chairman, in addition to the compensation to which he is currently entitled, as further incentive and compensation, in light of the additional responsibilities he has taken on in 2014, to be effective retroactively from January 1, 2014, as follows: (i) 0.25% of the total amount raised by the Company under the F-3 form filed by the Company on January 29, 2014 but no more than US$ 112,500 and (ii) options, under the Company’s share option plan and in accordance with its terms, to purchase 10,000 ordinary shares of the Company (the "Options"). The Options shall vest in two equal parts such that 50% of the Options will vest on December 31, 2014 and the remainder will vest on December 31, 2015. The exercise price per share of the Options will be equal to the closing price of the Company’s share as of the date of approval of the grant of Options by the general meeting of the Shareholders.

It is noted that Mr. Nakar's other terms of engagement were previously approved by the General Meeting of Shareholders and do not require renewed approval at this time. Mr. Nakar has waived and will not be entitled to receive the annual and per meeting payments payable to the other Directors.

The Compensation Committee approved the additional compensation for Mr. Nakar on January 8, 2014. The Board of Directors approved the additional compensation to Mr. Nakar on the same day. Mr. Nakar has a personal interest in the above resolution Both the Compensation Committee and the Board of Directors determined that, the terms of compensation of Mr. Nakar are consistent both with the Compensation Policy as it will be if the shareholders adopt the resolution above and as it is today and was as of January 8, 2014.

RESOLVED, to approve the additional compensation for Mr. Nakar, as described in Proposal No. 4.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the terms of compensation to Mr. Nakar as described in Proposal No. ý4 above.

5.	PROPOSAL TO EXTEND THE APPOINTMENT OF THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY.

    At the last annual meeting of Shareholders, following the recommendation of the Board of Directors, the Shareholders appointed the accounting firm of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as independent certified public accountants of the Company until the next annual general meeting of the Company. It is proposed to extend the appointment of Kost, Forer, Gabbay & Kasierer until the next annual general meeting of the Company.

    RESOLVED, to extend the appointment of Kost, Forer, Gabbay & Kasierer as the independent public accountants of the Company until the next annual general meeting of the Company and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the Audit Committee.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the extension of the appointment of the independent public accountant of the Company in accordance with the above resolution.

6.	REVIEW OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013

A copy of the Company’s audited consolidated financial statements for the year ended December 31, 2013 is available on the Company’s website at www.TopImageSystems.com and on the Distribution Sites.

At the Meeting, the Directors will present the annual report, the audited consolidated financial statements for the year ended December 31, 2013, and the auditor’s report in respect thereof and will answer appropriate questions with regard to them.

Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

Shareholders are urged to complete and return their proxies promptly in order, among other things, to ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors TOP IMAGE SYSTEMS LTD. Izhak Nakar Active Chairman of the Board of Directors

Tel Aviv, Israel

Date:  November 19, 2014